Mail Stop 3561

June 19, 2008

Mr. Homi B. Patel, President and Chief Executive Officer
Hartmarx Corporation
101 North Wacker Drive
Chicago, Illinois 60606

> **Re:** **Hartmarx Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2007**
> **Filed February 8, 2008**
> **File No. 001-08501**

Dear Mr. Patel:

We have reviewed your response later dated May 12, 2008 and have the following comments. We have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 15

1. We note your response to comment 1 of our letter dated March 7, 2008. Please confirm that in future filings, you will disclose the specific company performance targets used to determine incentive amounts.

Financial Statements, page 30

Note 1 – Summary of Accounting Policies, page 37

Goodwill and Intangible Assets, page 38

2. We also note your response to comment 2 of our letter. Please tell us how you
   define your operating segments and reporting units. In this regard, explain to us
   how you determined that there are only two operating segments (Men's Apparel
   and Women's Apparel) when your discussion surrounding moderate tailored
   clothing product lines and non-tailored product categories suggests that there may
   be more than the two operating segments. Tell us how your chief operating
   decision maker reviews your financial results in making decisions about
   allocating resources and assessing performance. Refer to Section II.L. of our
   *Current Accounting and Disclosure Issues in the Division of Corporation
   Finance*, which may be found at
   http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf, for additional
   guidance.

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comment may be directed to Ryan Milne
at (202) 551-3688. Questions on other disclosure issues may be directed to Cathey Baker
at (202) 551-3326 or Pam Howell, who supervised the review of your filing.

Sincerely,

John Reynolds
Assistant Director

Cc: Taras Proczko, Esq.
       FAX 312/357-5807